UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Record Revenues for Second Quarter 2008. Dated July 30th, 2008	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Record Revenues for Second Quarter 2008

TEL AVIV, Israel – July 30, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced financial results for the second quarter ended June 30, 2008.

Highlights:

—	Record revenues of $69.7 million, up 21% from Q2 2007;

—	Non-GAAP EPS of $0.03; GAAP loss per share of ($0.01);

—	Cash reserves increased to $149 million;

—	WiMAX revenues of $38 million, up 36% from Q2 2007;

—	Cumulative WiMAX shipments of over $340 million;

In the second quarter of 2008, revenues increased to $69.7 million, a 21% increase from $57.6 million in the second quarter of 2007, and a 4% increase from $67.2 million in the first quarter of 2008. BreezeMAX® revenues in Q2 2008 were over $38 million, or about 55% of total revenues.

GAAP net loss in the second quarter of 2008 was ($812,000), or ($0.01) per share, compared to GAAP net income of $136,000, or $0.00 per share, in Q2 of 2007, which included income from discontinued operations of $618,000 , and GAAP net loss of $(601,000), or $(0.01) per share, in Q1 2008.

Excluding amortization of acquired intangibles, stock based compensation expenses and discontinued operations, the company reported non-GAAP net profit of $1.7 million, or $0.03 per diluted share, compared with non-GAAP net profit of $2.0 million, or $0.03 per diluted share, in Q2 2007, and in the first quarter of 2008. The sequential decline in net income was primarily the result of unfavorable currency exchange rates.

During Q2 2008, the company generated positive cash flow of approximately $0.9 million. Cash reserves as of June 30, 2008 totaled approximately $149 million, up from about $148 million in the previous quarter.

For supplemental information to facilitate evaluation of the impact of non-cash charges, results of discontinued operations and comparisons with historical results, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q2 and the first six months of 2008 and the comparative periods.

Comments from Management

“We are proud of our continued growth in Q2 as well as the achievement of several strategic milestones,” said Tzvika Friedman, president and CEO of Alvarion. “In addition to reporting record revenues and WiMAX shipments, we continued to compete successfully against the major telecom equipment manufacturers and won a large WiMAX project in Latin America. We concluded an important strategic agreement with Nortel Networks, which brings numerous advantages such as R&D support and funding, wider market reach, and extensive planning and rollout capabilities for large deployments. We were one of only four base station vendors to achieve Mobile WiMAX™ Wave 2 certification from the WiMAX Forum®, and during Q2 our customer DigitalBridge Communications, launched the first Mobile WiMAX Internet service in the United States over our WiMAX solution.”

“On a constant dollar basis, we have also achieved our profitability targets for Q2; however, the significant change in the dollar versus the shekel masks the excellent progress we have made in improving our operating leverage. The dollar has declined approximately 6% from the end of Q1 until the end of Q2, and has declined over 12% since the end of 2007 and we continue to focus on mitigating the unfavorable currency impact to the maximum extent possible.

“Meanwhile, current customers are expanding their networks, bookings are strong, and the pipeline of potential new business is large and growing. This further increases our confidence in our ability to achieve the upper end of our target revenue range of $275 to $300 million for 2008.”

Q3 2008 Guidance

The company’s revenue guidance for Q3 2008 is $73 to $77 million. Based on this revenue range, non-GAAP per share results are expected to range between $0.02 and $0.06, based on approximately 65.0 million of estimated weighted average diluted shares outstanding. GAAP results are expected to range between a loss of ($0.02) and earnings per share of $0.02.

Alvarion’s management will host a conference call today at 9:00 a.m. EDT.
Please call the following dial in number to participate:
USA: (888) 428-4480; International: +1-(612) 332-0637.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:30 a.m. EDT on July 30, 2008 through 11:59 p.m. EDT on August 30, 2008.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 951932.

About Alvarion

Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, the failure of the agreement with Nortel networks limited to generate increased sales as anticipated and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Alvarion uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, amortizations of intangibles and results of discontinued operations. Alvarion’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Alvarion’s on-going operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX Forum" is a registered trademark of the WiMAX Forum. "WiMAX," the WiMAX Forum logo,
"WiMAX Forum Certified" and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six Months Ended June 30,	Six Months Ended June 30,	Three Months Ended June 30,	Three Months Ended June 30,	Three Months Ended March 31,
	2008	2007	2008	2007	2008

Sales	$136,908	$109,623	$69,740	$57,546	$67,168

Cost of sales	69,934	54,221	35,591	28,420	34,343

Gross profit	66,974	55,402	34,149	29,126	32,825

Operating expenses:
Research and development, net	30,904	24,849	15,791	13,075	15,113
Selling and marketing	29,559	26,265	14,905	13,621	14,654
General and administrative	9,309	7,700	4,696	3,787	4,613
Amortization of intangible assets	1,266	1,272	633	636	633

Total operating expenses	71,038	60,086	36,025	31,119	35,013

Operating loss	(4,064)	(4,684)	(1,876)	(1,993)	(2,188)

Financial income, net	2,651	3,143	1,064	1,511	1,587

Loss from continuing operations	(1,413)	(1,541)	(812)	(482)	(601)

Income from discontinued operations, net (*)	-	1,054	-	618	-

Net income (loss)	$(1,413)	$(487)	$(812)	$136	$(601)

Basic net earnings (loss) per share:
Continuing operations	$(0.02)	$(0.02)	$(0.01)	$(0.01)	$(0.01)
Discontinued operations	$-	$0.02	$-	$0.01	$-
Total	$(0.02)	$(0.01)	$(0.01)	$0.00	$(0.01)

Weighted average number of shares used in computing basic net earnings (loss) per share	63,099	61,933	63,140	62,097	63,058

Diluted net earnings (loss) per share:
Continuing operations	$(0.02)	$(0.02)	$(0.01)	$(0.01)	$(0.01)
Discontinued operations	$-	$0.02	$-	$0.01	$-
Total	$(0.02)	$(0.01)	$(0.01)	$0.00	$(0.01)

Weighted average number of shares used in computing diluted net earnings (loss) per share	63,099	61,933	63,140	64,316	63,058

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES AND INCOME FROM DISCONTINUED OPERATIONS

U.S. dollars in thousands (except per share data)

	Six Months Ended June 30,	Six Months Ended June 30,	Three Months Ended June 30,	Three Months Ended June 30,	Three Months Ended March 31,
	2008	2007	2008	2007	2008

Net income (loss) according to US GAAP	$(1,413)	$(487)	$(812)	$136	$(601)

Amortization of acquired current technology and customer relationships	1,266	1,272	633	636	633

Stock based compensation expenses related to SFAS 123R	3,880	3,555	1,867	1,802	2,013

Income from discontinued operations, net	-	(1,054)	-	(618)	-

Net Income from continuing operations excluding amortization of acquired intangibles, stock based compensation expenses and income from discontinued operations	$3,733	$3,286	$1,688	$1,956	$2,045

Basic net earnings per share from continuing operations excluding amortization of acquired intangibles, stock based compensation expenses and income from discontinued operations	$0.06	$0.05	$0.03	$0.03	$0.03

Weighted average number of shares used in computing basic net earnings per share	63,099	61,933	63,140	62,097	63,058

Diluted net earnings per share from continuing operations excluding amortization of acquired intangibles, stock based compensation expenses and income from discontinued operations	$0.06	$0.05	$0.03	$0.03	$0.03

Weighted average number of shares used in computing diluted net earnings per share	64,549	64,152	64,565	64,316	64,532

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three Months Ended June 30, 2008				Three Months Ended March 31, 2008
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$69,740	$-		$69,740	$67,168

Cost of sales	35,591	(176	)(a)	35,415	34,176

Gross profit	34,149	176		34,325	32,992

Operating expenses:
Research and development, net	15,791	(574	)(a)	15,217	14,569
Selling and marketing	14,905	(507	)(a)	14,398	14,149
General and administrative	4,696	(610	)(a)	4,086	3,816
Amortization of intangible assets	633	(633	)(b)	-	-

Total operating expenses	36,025	(2,324)		33,701	32,534

Operating profit (loss)	(1,876)	2,500		624	458

Financial income, net	1,064	-		1,064	1,587

Net income (loss) from continuing operations (*)	(812)	2,500		1,688	2,045

Basic net earnings (loss) per share from contiuing operation:	$(0.01)			0.03	$0.03

Weighted average number of shares used in computing basic net earnings (loss) per share	63,140			63,140	63,058

Diluted net earnings (loss) per share from contiuing operation:	$(0.01)			$0.03	$0.03

Weighted average number of shares used in computing diluted net earnings (loss) per share	63,140			64,565	64,532

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30, 2008	December 31, 2007

ASSETS
Cash, cash equivalents, short-term and long-term investments	$149,055	$138,874
Trade receivables	41,300	31,224
Other accounts receivable	9,701	16,250
Inventories	43,471	42,746
Severance pay fund	13,953	11,667

INVESTMENT IN AFFILIATES	906	605

PROPERTY AND EQUIPMENT, NET	14,572	13,078

GOODWILL AND OTHER INTANGIBLE ASSETS	57,433	58,699

TOTAL ASSETS	$330,391	$313,143

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$40,225	$24,091
Other accounts payable and accrued expenses	48,316	52,257

Total current liabilities	88,541	76,348

ACCRUED SEVERANCE PAY	19,182	16,242

TOTAL LIABILITIES	107,723	92,590

SHAREHOLDERS' EQUITY	222,668	220,553

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$330,391	$313,143

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three Months ended June 30, 2008

Cash flows from operating activities:
Net loss	$(812)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,414
Stock based compensation expenses related to SFAS 123R	1,867
Amortization of intangibles assets	633
Increase in trade receivables	(6,736)
Increase in other accounts receivable and prepaid expenses	(2,406)
Increase in inventories	(353)
Increase in trade payables	11,274
Decrease in other accounts payables and accrued expenses	(2,225)
Accrued severance pay, net	10

Net cash provided by operating activities	2,666

Cash flows from investing activities:
Purchase of fixed assets	(1,897)

Net cash used in investing activities	(1,897)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	171

Net cash provided by financing activities	171

Increase in cash, cash equivalents, short-term and long-term investments	940

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	148,115

Cash, cash equivalents, short-term and long-term investments at the end of the period	$149,055